Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-201842

RESOURCE INNOVATION OFFICE REIT, INC.

SUPPLEMENT NO. 2 DATED MAY 24, 2016

TO THE PROSPECTUS DATED APRIL 15, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Innovation Office REIT, Inc. dated April 15, 2016 and Supplement No. 1 dated May 18, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Innovation Office REIT, Inc. and its subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	information with respect to a proposed merger of Resource America with C-III Capital Partners LLC (“C-III”); and

•	future changes to our board of directors.

Resource America Merger

On May 23, 2016, Resource America, Inc. (“Resource America”) the parent corporation of our sponsor, announced that that it had entered into a definitive agreement to be acquired by C-III, a commercial real estate services company engaged in a broad range of activities, including primary and special loan servicing, loan origination, fund management, CDO management, principal investment, investment sales and multifamily property management. The proposed merger is expected to close late in the third quarter or early in the fourth quarter of 2016, and is subject to approval by the stockholders of Resource America, regulatory approvals and other customary closing conditions.

Our advisor and our dealer manager are both indirect subsidiaries of Resource America. We do not believe that the proposed merger will adversely affect (1) the ability of our advisor to conduct our operations and manage our portfolio of real estate investments or (2) the ability of our dealer manager to conduct this offering of our common stock.

Board of Director Changes

In connection with Resource America’s entry into the above-mentioned agreement, on May 20, 2016, Jonathan Cohen notified our board of directors of his intention to resign as a director, subject to, and effective upon, the closing of the proposed merger. Mr. Cohen’s resignation is not due to any disagreement with our management, our advisor or any of their respective affiliates. Additionally, on May 21, 2016, our board of directors appointed Robert C. Lieber to replace Mr. Cohen as a director, subject to, and effective upon, the closing of the proposed merger, substantially concurrently with Mr. Cohen’s resignation.

Robert C. Lieber has served as an Executive Managing Director of both Island Capital Group LLC and C-III since July 2010, after having served under New York City Mayor Michael R. Bloomberg as Deputy Mayor for Economic Development since January 2007. Prior to joining the Bloomberg administration, Mr. Lieber was employed by Lehman Brothers Holdings Inc. for 23 years, serving most recently as a Managing Director of a real estate private equity fund and previously as the Global Head of Real Estate Investment Banking. Mr. Lieber also serves as a director of ACRE Realty Investors Inc., a publicly-traded commercial real estate company, and as a director of Tutor Perini Corporation, a publicly-traded general contracting and construction management company. He served as a board member and secretary of the board as well as a trustee for the Urban Land Institute and formerly served as chairman of the Zell-Lurie Real Estate Center at The Wharton School, University of Pennsylvania. Mr. Lieber received a Bachelor of Arts from the University of Colorado and a Master of Business Administration from The Wharton School, University of Pennsylvania.